Exhibit 99.1

Freightos Reports Third Quarter 2025 Results

●      Third quarter revenue up 24% year-over-year

●      Reached annualized run rate of over 1.7 million transactions and $1.3B GBV

November 17, 2025 - Barcelona /PRNewswire/ - Freightos Limited (NASDAQ: CRGO), the leading vendor-neutral digital booking and payment platform for the international freight industry, today reported its financial results for the quarter ended September 30, 2025.

"This quarter marks another consecutive period of record revenue and transactions for Freightos as we continue to demonstrate the resilience and growing adoption of our digital freight booking platform,” said Zvi Schreiber, CEO of Freightos. “Our results show how freight rate volatility is accelerating the industry's shift toward digital solutions that provide transparency and agility. While we're seeing some enterprise customers pace their solutions purchases in the current macro environment, our multimodal strategy is gaining traction, with some major freight forwarders already moving from air-only to global multimodal deployments. Our new multimodal ocean and air solution represents a substantially larger market opportunity, positioning Freightos to capture growth as carriers continue embracing digital distribution channels."

“Our revenue growth this quarter underscores the strength of our diversified business model amid market fluctuations,” said Pablo Pinillos, CFO. “While we believe industry uncertainty has acted as a tailwind for platform revenue and a headwind for solutions revenue, we've met our overall revenue outlook with improved gross margins, reflecting the operating leverage we're achieving at scale. We are making steady progress toward breakeven and maintain strong cash reserves as we continue strategic investment in growth balanced with disciplined cost management.”

Third Quarter 2025 Financial Highlights

•	Revenue of $7.7 million for the third quarter of 2025, an increase of 24% compared to $6.2 million in the third quarter of 2024.

•	IFRS Gross Margin of 69.1%, up from 65.0% in the third quarter of 2024. Non-IFRS Gross Margin of 74.8%, up from 72.7% for the third quarter of 2024.

•	IFRS loss of $5.0 million, compared to $2.7 million for the third quarter of 2024; the increased loss was almost entirely resulting from the increase in the market price of the Company’s warrants.

•	Adjusted EBITDA of negative $2.6 million, compared to negative $2.8 million for the third quarter of 2024.

•	Cash and cash equivalents and short term bank deposit amounting to $30.6 million as of the end of September 2025.

Recent Business Highlights

•	Transactions Growth: Freightos achieved a record 429 thousand Transactions in the third quarter of 2025, up 27% year over year. This was the 23rd consecutive quarter of record Transactions. Transactions between carriers and freight forwarders continued to lead transactions growth, with the carrier portal component of the platform delivering high growth rate.

•	Carrier Growth: The number of carriers active on the platform with more than five bookings in the quarter increased from 75 in the second quarter of 2025 to 77 in the third quarter.

•	Unique Buyer Users: The number of Unique Buyer Users digitally booking freight services across the platform reached 20,600. This reflected growth in WebCargo users partially offset by some reduction in SMB North American custom clearance users as a result of market uncertainty.

•	Gross Booking Value Growth: Carriers and freight forwarders on the platform derived $336 million of revenue from the platform in Q3 2025, representing a 54% year-over-year increase. The major contributors to GBV growth were WebCargo and the portal, mirroring growth in transactions highlighted by the relatively high GBV per transaction in the portal component.

•	Revenue Growth: Third quarter revenue of $7.7 million was up 24% from the third quarter of 2024. The main contributors to the growth continued to be Freightos’ acquisition of Shipsta in the last year and strong organic performance from SaaS solutions, on top of continued solid growth of the WebCargo by Freightos platform. Total Platform revenue in the third quarter was $2.6 million, up 15% from the third quarter of 2024, and Solutions revenue was $5.1 million, up 30% year over year.

Financial Outlook

Management Expectations
	Q4 2025	FY 2025
Transactions (k)	438 - 444	1,636 - 1,641
Year over Year Growth	29% - 31%	26% - 26%
GBV ($m)	340 - 344	1,268 - 1,272
Year over Year Growth	56% - 58%	42% - 42%
Revenue ($m)	7.4 - 7.5	29.5 - 29.6
Year over Year Growth	20% - 22%	24% - 24%
Adjusted EBITDA ($m)	(2.7) - (2.6)	(11.2) - (11.1)

This outlook assumes freight price levels and market freight volumes as of November 2025

Further financial details are included as an appendix below.

Earnings Webcast

Freightos’ management will host a webcast and conference call to discuss the results today, November 17, 2025, at 8:30 a.m. EST. To participate in the call, please pre-register at the following link:

https://freightos.zoom.us/webinar/register/WN_A2xWbYIrRz6lnetBZP8_7Q#/registration

Following registration, you will be sent the link to the conference call which is accessible either via the Zoom app, or alternatively from a dial-in telephone number.

Questions may be submitted in advance to ir@freightos.com or via Zoom during the call.

A replay of the webcast, as well as the conference call transcript, will be available on Freightos’ Investor Relations website following the call.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which include the financial outlook of Freightos, are based on various assumptions, whether or not identified in this press release, and on the current expectations of Freightos, and are not predictions of actual performance. These forward-looking statements are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Freightos. These forward-looking statements are subject to a number of risks and uncertainties, including: disruptions to the international freight industry, including those caused by global economic trends and policy changes, such as whether increased tariffs and protectionist trade policies being implemented by the United States and other countries will reduce shipping volume and, hence, number of Transactions, GBV and Platform revenue; Freightos’ ability to successfully integrate the Shipsta business without disruption to its business; the recent military conflict in the Middle East, including whether disruptive actions by the Houthis in Yemen on the international shipping route that runs through the Red Sea will continue; competition; the ability of Freightos to build and maintain relationships with carriers, freight forwarders and importers/exporters; the ability to keep pace with rapid technological changes, particularly in artificial intelligence; Freightos’ ability to retain its management and key employees; changes in applicable laws or regulations; any downturn or volatility in economic conditions whether related to reduced international trade, inflation, armed conflict or otherwise; changes in the competitive environment affecting Freightos or its users, including Freightos’ ability to introduce new products or technologies; risks to Freightos’ ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Freightos; and those additional factors discussed under the heading “Risk Factors” in Freightos’ annual report on Form 20-F filed with the SEC on March 24, 2025, and any other risk factors Freightos includes in any subsequent reports of foreign private issuer on Form 6-K furnished to the SEC. If any of these risks materializes or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks of which Freightos is not aware presently or that Freightos currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Freightos’ expectations, plans or forecasts of future events and views as of the date of this press release. Freightos anticipates that subsequent events and developments will cause Freightos’ assessments to change. However, while Freightos may elect to update these forward-looking statements at some point in the future, Freightos specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Freightos’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Financial Information; Non-IFRS Financial Measures

While certain financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, this press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”.

This press release includes certain financial measures not presented in accordance with generally accepted accounting principles of the IFRS including, but not limited to, Adjusted EBITDA. These non-IFRS measures differ from the most directly comparable measures determined under IFRS. For the historical non-IFRS results included herein, we have provided tables at the end of this press release providing a reconciliation of those results to our results achieved under the most directly comparable IFRS measures. For the forward-looking, non-IFRS data included under “Financial outlook”, we have not included such a reconciliation, because the reconciliation of forward-looking data cannot be prepared without unreasonable effort. Our results and forecasts expressed as non-IFRS measures should not be considered in isolation or as an alternative to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. You should be aware that the presentation of these measures may not be comparable to similarly-titled measures used by other companies. Freightos believes that Adjusted EBITDA and other non-IFRS measures provide useful information to investors and others in understanding and evaluating Freightos’ operating results because they provide supplemental measures of our core operating performance and offer consistency and comparability with both our own past financial performance and with corresponding financial information provided by peer companies. These non-IFRS measures are presented to permit investors and others to more fully understand how management assesses our performance for internal planning and forecasting purposes.

Certain monetary amounts, percentages and other figures included in this press release have been subject to rounding adjustments, and therefore may not sum due to rounding.

Glossary

We have provided below a glossary of certain terms used in this press release:

•	Transactions: Number of bookings for freight services, and related services, placed by Buyers across the Freightos platform with third-party sellers and with Clearit. Sellers of Transactions include Carriers (that is, airlines, ocean liners and LCL consolidators) and also other providers of freight services such as trucking companies, freight forwarders, general sales agents, and air master loaders. The number of transactions booked on the Freightos platform in any given time period is net of transactions that were canceled prior to the end of the period. Transactions booked on white label portals hosted by Freightos are included if there is a transactional fee associated with them.

•	Carriers: Number of unique air and ocean carriers, mostly airlines, that have been sellers of transactions. For airlines, we count booking carriers, which include separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo transactions, as we do not have a direct booking relationship with them. Carriers include ocean less-than-container load (LCL) consolidators. In addition, we only count carriers when more than five bookings were placed with them over the course of a quarter.

•	Unique buyer users: Number of individual users placing bookings, typically counted based on unique email logins. The number of buyers, which counts unique customer businesses, does not reflect the fact that some buyers are large multinational organizations while others are small or midsize businesses. Therefore, we find it more useful to monitor the number of unique buyer users than the number of buyer businesses.

•	GBV: Total value of transactions on the Freightos platform, which is the monetary value of freight and related services contracted between buyers and sellers on the Freightos platform, plus related fees charged to buyers and sellers, and pass-through payments such as duties. GBV is converted to U.S. dollars at the time of each transaction on the Freightos platform. This metric may be similar to what others call gross merchandise value (GMV) or gross services volume (GSV). We believe that this metric reflects the scale of the Freightos platform and our opportunities to generate platform revenue.

•	Adjusted EBITDA: Loss before income taxes, finance income, finance expense, share-based compensation expense, depreciation and amortization, operating expense settled by issuance of shares, acquisition-related costs and change in fair value of warrants.

•	Platform revenue: Fees charged to buyers and sellers in relation to transactions executed on the Freightos platform. For bookings conducted by importers/exporters, our fees are typically structured as a percentage of booking value, depending on the mode and nature of the service. When freight forwarders book with carriers, the sellers often pay a pre-negotiated flat fee per transaction. When sellers transact with a buyer who is a new customer to the seller, we may charge a percentage of the booking value as a fee.

•	Solutions revenue: Primarily subscription-based SaaS and data. It is typically priced per user or per site, per time period, with larger customers such as multinational freight forwarders or enterprise shippers often negotiating fixed, all-inclusive subscriptions. Revenue from our Solutions segment includes certain non-recurring revenue from services ancillary to our SaaS products, such as engineering, customization, configuration and go-live fees, and data services for digitizing offline data.

About Freightos

Freightos® (Nasdaq: CRGO) is the leading vendor-neutral global freight booking platform. Airlines, ocean carriers, thousands of freight forwarders, and well over ten thousand importers and exporters connect on Freightos, making world trade efficient, agile, and resilient.

The Freightos platform digitizes the trillion dollar international freight industry, supported by a suite of software solutions that span pricing, quoting, booking, shipment management, and payments for businesses of all shapes and sizes around the globe. Products include Freightos Enterprise for multinational importers and exporters, Freightos Marketplace for small importers and exporters, WebCargo and 7LFreight by WebCargo for freight forwarders, WebCargo for Airlines, and Clearit, a digital customs broker.

Freightos is a leading provider of real-time industry data via Freightos Terminal, which includes the world's leading spot pricing indexes, Freightos Air Index (FAX) for air cargo and Freightos Baltic Index (FBX) for container shipping. Futures of FBX are traded on CME and SGX.

More information is available at freightos.com/investors.

Contacts

Media:

Tali Aronsky

press@freightos.com

Investors:

Anat Earon-Heilborn

ir@freightos.com

CONSOLIDATED BALANCE SHEETS

(in thousands)

	September 30, 2025	December 31, 2024
	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$16,290	$10,118
User funds	3,072	4,494
Trade receivables, net	4,261	3,057
Short-term bank deposit	14,357	27,153
Other receivables and prepaid expenses	2,079	1,281
	40,059	46,103

Non-current Assets:
Property and equipment, net	296	420
Right-of-use assets, net	1,793	1,191
Intangible assets, net	7,411	8,852
Goodwill	15,350	15,040
Deferred taxes	477	536
Other long-term assets	1,732	1,637
	27,059	27,676

Total assets	$67,118	$73,779

Liabilities and Equity
Current liabilities:
Current maturity of lease liabilities	667	615
Trade payables	5,313	2,731
User accounts	3,072	4,494
Warrants liabilities	3,712	2,450
Accrued expenses and other short-term liabilities	7,111	7,023
	19,875	17,313

Long Term Liabilities:
Lease liabilities	1,101	339
Employee benefit liabilities, net	1,427	1,239
	2,528	1,578

Equity:
Share capital	1	*)
Share premium	264,704	261,769
Foreign currency translation reserve	323	(307)
Reserve from remeasurement of defined benefit plans	96	96
Accumulated deficit	(220,409)	(206,670)
Total equity	44,715	54,888

Total liabilities and equity	$67,118	$73,779
*) Represents an amount lower than $1.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024

	(unaudited)		(unaudited)
Revenue	$7,672	$6,185	$22,055	$17,198
Cost of revenue	2,368	2,162	7,119	6,151
Gross profit	5,304	4,023	14,936	11,047
Operating expenses:
Research and development	2,842	2,557	8,756	7,458
Selling and marketing	3,720	3,363	11,256	10,192
General and administrative	3,080	2,965	8,457	8,307
Total operating expenses	9,642	8,885	28,469	25,957
Operating loss	(4,338)	(4,862)	(13,533)	(14,910)
Change in fair value of warrants	(754)	1,485	(1,262)	445
Finance income	233	654	1,386	1,929
Finance expenses	(73)	(18)	(207)	(155)
Financing income, net	160	636	1,179	1,774
Loss before taxes on income	(4,932)	(2,741)	(13,616)	(12,691)
Income taxes (tax benefit), net	30	(17)	123	(37)
Loss	(4,962)	(2,724)	(13,739)	(12,654)
Other comprehensive income (net of tax effect):
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Adjustments arising from translating financial statements of foreign operations	7	89	630	89
Total comprehensive loss	$(4,955)	$(2,635)	$(13,109)	$(12,565)
Basic and diluted loss per Ordinary share	$(0.10)	$(0.06)	$(0.27)	$(0.26)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	50,892,241	48,846,805	50,356,060	48,321,451

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024

	(unaudited)		(unaudited)
Cash flows from operating activities:
Loss	$(4,962)	$(2,724)	$(13,739)	$(12,654)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	862	803	2,606	2,213
Operating expense settled by issuance of shares	-	-	-	351
Change in fair value of warrants	754	(1,485)	1,262	(445)
Changes in the fair value of contingent consideration	-	-	-	(6)
Share-based compensation	845	982	2,353	2,576
Finance income, net	(160)	(636)	(1,179)	(1,768)
Income taxes (tax benefit), net	30	(17)	123	(37)
	2,331	(353)	5,165	2,884
Changes in asset and liability items:
Decrease (increase) in user funds	225	(596)	1,486	(894)
Increase (decrease) in user accounts	(225)	596	(1,486)	894
Decrease (increase) in other receivables and prepaid expenses	152	424	(343)	(354)
Increase in trade receivables	(241)	(241)	(1,019)	(736)
Decrease in other long-term assets	73	-	-	-
Increase (decrease) in trade payables	(319)	(63)	2,543	418
Increase (decrease) in accrued severance pay, net	58	(103)	126	11
Increase (decrease) in accrued expenses and other short-term liabilities	(540)	(173)	(388)	523
	(817)	(156)	919	(138)
Cash received (paid) during the period for:
Interest received, net	86	187	1,730	2,543
Taxes received (paid), net	(23)	(20)	8	(206)
	63	167	1,738	2,337
Net cash used in operating activities	(3,385)	(3,066)	(5,917)	(7,571)
Cash flows from investing activities:
Purchase of property and equipment	(43)	(15)	(117)	(32)
Proceeds from sale of property and equipment	1	-	26	2
Acquisition of a subsidiary, net of cash acquired (a)	-	(3,350)	-	(3,350)
Investment in long-term deposits	(180)	(3)	(303)	(23)
Withdrawal of long-term deposits	-	6	116	29
Withdrawal of (investment in) short-term bank deposit, net	-	-	12,000	(6,000)
Withdrawal of short term investments, net	-	-	-	11,520
Net cash provided by (used in) investing activities	(222)	(3,362)	11,722	2,146
Cash flows from financing activities:
Repayment of lease liabilities	(227)	(116)	(527)	(421)
Exercise of options	94	106	583	303
Net cash provided by (used in) financing activities	(133)	(10)	56	(118)
Exchange differences on balances of cash and cash equivalents	50	(13)	286	(72)
Gains (losses) from translation of cash and cash equivalents of foreign activity	(1)	-	25	-
Increase (decrease) in cash and cash equivalents	(3,691)	(6,451)	6,172	(5,615)
Cash and cash equivalents at the beginning of the period	19,981	21,001	10,118	20,165
Cash and cash equivalents at the end of the period	$16,290	$14,550	$16,290	$14,550
(a) Acquisition of an initially consolidated subsidiary:
Working capital (excluding cash and cash equivalents)	-	$(1,271)	-	$(1,271)
Property and equipment	-	51	-	51
Right-of-use assets	-	350	-	350
Intangible assets	-	3,538	-	3,538
Goodwill	-	2,546	-	2,546
Shares issued	-	(885)	-	(885)
Payable for acquisition of subsidiary	-	(629)	-	(629)
Lease liabilities	-	(350)	-	(350)
Acquisition of a subsidiary, net of cash acquired	$-	$3,350	$-	$3,350
(b) Significant non-cash transactions:
Right-of-use asset recognized with corresponding lease liability	$-	$-	$1,172	$-

RECONCILIATION OF IFRS TO NON-IFRS GROSS PROFIT AND GROSS MARGIN

(in thousands, except gross margin data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024

	(unaudited)		(unaudited)
IFRS gross profit	$5,304	$4,023	$14,936	$11,047
Add:
Share-based compensation	47	123	227	313
Depreciation and amortization	390	349	1,165	972
Non-IFRS gross profit	$5,741	$4,495	$16,328	$12,332
IFRS gross margin	69.1%	65.0%	67.7%	64.2%
Non-IFRS gross margin	74.8%	72.7%	74.0%	71.7%

RECONCILIATION OF IFRS LOSS TO ADJUSTED EBITDA

(in thousands , except adjusted EBITDA margin data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024

	(unaudited)		(unaudited)
IFRS loss	$(4,962)	$(2,724)	$(13,739)	$(12,654)
Add:
Change in fair value of warrants	754	(1,485)	1,262	(445)
Financing income, net	(160)	(636)	(1,179)	(1,774)
Tax benefit (income taxes), net	30	(17)	123	(37)
Share-based compensation	845	982	2,353	2,576
Depreciation and amortization	862	803	2,606	2,213
Acquisition-related costs	-	283	-	283
Operating expense settled by issuance of shares	-	-	-	351
Adjusted EBITDA	$(2,631)	$(2,794)	$(8,574)	$(9,487)
Adjusted EBITDA margins	-34%	-45%	-39%	-55%
Loss margin (under IFRS)	-65%	-44%	-62%	-74%

RECONCILIATION OF IFRS LOSS TO NON-IFRS LOSS AND LOSS PER SHARE

(in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024

	(unaudited)		(unaudited)
IFRS loss	$(4,962)	$(2,724)	$(13,739)	$(12,654)
Add:
Share-based compensation	845	982	2,353	2,576
Depreciation and amortization	862	803	2,606	2,213
Operating expense settled by issuance of shares	-	-	-	351
Acquisition-related costs	-	283	-	283
Changes in the fair value of contingent consideration	-	-	-	(6)
Change in fair value of warrants	754	(1,485)	1,262	(445)
Non IFRS loss	$(2,501)	$(2,141)	$(7,518)	$(7,682)
Non IFRS basic and diluted loss per Ordinary share	$(0.05)	$(0.04)	$(0.15)	$(0.16)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	50,892,241	48,846,805	50,356,060	48,321,451